Exhibit (a)(5)(A)
FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321




             Trans-Lux Announces Commencement of Exchange Offer for
                  7 1/2% Convertible Subordinated Notes due 2006

NORWALK, CT, March 2, 2004 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, announced it commenced its Exchange Offer today, pursuant to which Trans-Lux Corporation (the "Company") is offering to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"). The offer will be for up to $15,000,000 principal amount, or 49.7% of the $30,177,000 principal amount outstanding of the Old Notes. If more than $15,000,000 principal amount of the Old Notes are tendered, all tenders will be accepted pro rata unless the Company elects to accept all such tendered Old Notes. If less than $4,000,000 principal amount of the Old Notes are tendered, the Company reserves the right to either accept or reject such lesser tendered amount.

The New Notes will also be senior to the Old Notes and the Company's 9 1/2% Subordinated Notes due 2012. In general terms, the New Notes will pay a higher interest rate than the Old Notes, a longer maturity, a later call date, a lower conversion price of $9.00 per share compared to the conversion price of $14.013 per share of the Old Notes, and be convertible into Common Stock through March 1, 2007 (which is after the maturity date of the Old Notes, but prior to the maturity date of the New Notes). Application will be made to list the New Notes on the American Stock Exchange.

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It should be noted that directors of the Company who hold an aggregate of
$110,000 Old Notes have indicated that they will accept the Exchange Offer.

The Exchange Offer is voluntary on a Noteholder's part. The Company believes no taxable gain or loss will be recognized by any Noteholder who accepts the Exchange Offer. Full details of the terms and conditions of the Exchange Offer will be contained in the Offering Circular being sent to Noteholders today.

Consummation of the Exchange Offer, which expires March 31, 2004, and issuance of the New Notes are subject to various conditions as described in the Offering Circular. Holders may withdraw their tenders at any time prior to 5:00 P.M., New York City time, on March 31, 2004 and at any time after April 23, 2004 if they have not been accepted by such date.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in the Offering Circular and the related Letter of Transmittal which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents will be sent to all Holders of Old Notes, at no expense to them. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission) is also available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov. Holders of the Notes can also obtain copies of the Offering Circular, the related Letter of Transmittal and other documents sent to Holders from the Company from Ms. Angela D. Toppi, Executive Vice President and Secretary by calling the Company at (203) 853-4321 or email at atoppi@trans.lux.com.

Trans-Lux Corporation is not making any recommendations as to whether or not Holders should exchange their Old Notes pursuant to the Exchange Offer, and no one has been authorized by it to make any such recommendations. Holders must make their own decisions as to whether to consent to the proposed exchange for the Old Notes, and, if so, the principal amount of Old Notes to exchange.

The New Notes offered will not be and have not been registered under the Securities Act of 1933 and are issued pursuant to an exemption under Section 3(a)(9) of the Securities Act of 1933, as amended.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.

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